SUB-ITEM 77C


Exhibit  Item 77C.
Legg Mason Investment Counsel Social Awareness Fund

Results of special meeting of shareholders

The Special Meeting of Shareholders of Legg Mason
Investment Counsel Social Awareness Fund, a series of Legg Mason Partners Equity Trust, was held on October 15, 2014 for the purpose of considering and voting upon the funds reorganization into 1919 Socially Responsive Balanced Fund, a series of Trust for Advised Portfolios. The following table provides information concerning the matter voted upon at the
Meeting:

For (% of dollar value represented at the meeting): 84.282%
Against (% of dollar value represented at the meeting):
4.675%
Abstain (% of dollar value represented at the meeting):
11.043%